FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   January 2008

Commission File Number _____ 0-16174 _____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

Contact: **Elana Holzman**   Teva Pharmaceutical Industries Ltd.   972 (3) 926-7554
            Kevin Mannix   Teva North America   (215) 591-8912

For Immediate Release

TEVA ANNOUNCES EXTENSION TO STANDSTILL AGREEMENT ON GENERIC PROTONIX®

Jerusalem, Israel, January 22, 2008 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that further to its press release dated December 24, 2007, the Company and Wyeth/Altana have agreed to extend their standstill agreement regarding generic Protonix® (Pantoprazole Sodium), through January 31, 2008. Under the agreement, Teva agreed not to ship additional product. This extension of the standstill period will allow the parties to continue their patent litigation settlement discussions.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                        Name: Dan Suesskind
                                        Title: Chief Financial Officer

Date: January 22 , 2008